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                                                                     EXHIBIT 2.3

                SECOND AMENDMENT TO AGREEMENT AND PLAN OF MERGER

This Second Amendment to Agreement and Plan of Merger (the "Second Amendment") is entered into and effective as of May 31, 2000 by and among Kaire Holdings, Inc., a Delaware corporation, Kaire holdings Acquisition Corp., a California corporation, Classic Care, Inc., a California corporation doing business as Classic Care Pharmacy, Steve Oscherowitz and Sarit Rubenstein.

WHEREAS, the parties have entered into an Agreement and Plan of Merger dated April 19, 2000, which has been amended pursuant to that certain First Amendment to Agreement and Plan of Merger dated May 31, 2000 (collectively, the "Agreement");

WHEREAS, the parties wish to eliminate the need for an escrow pursuant to the Agreement;

WHEREAS, all capitalized terms shall have the meanings set forth for such terms in the Agreement unless otherwise defined herein;

NOW, THEREFORE, the parties agree as follows:
1. Section 2.2 (c) of the Agreement is hereby amended by deleting it and replacing it in its entirety with the following:

(c) at the Effective Time, Acquiror shall (i) pay to the Company Shareholders $250,000, in cash, allocated among the Company Shareholders in accordance with the Percentages, and (ii) execute and deliver to the Company Shareholders promissory notes in the aggregate principal amount of $250,000, in the respective forms of Exhibit A1 and A2 attached hereto (the "Notes"), which shall bear simple interest at the rate of 6% per annum and shall be due and payable in full including all interest thereon on October 15, 2000.

2. Section 2.2(d) of the Agreement is hereby amended by deleting it and replacing it in its entirety with the following:

(d) at the Effective Time, Acquiror shall issue to the Company Shareholders, in accordance with the Percentages, two-thirds of the Merger Shares, or 10,333,333 shares (the "Closing Shares"), issuable pursuant to Section 2.1 hereof, and the remaining one-third of the Merger Shares, or 5,166,667 shares (the "Balance Shares") shall issue to the Company Shareholders, in accordance with the Percentages, by 5:00 p.m. on January 15, 2001 (the "Release Date"); provided that if the Surviving Corporation's gross revenues for calendar year 2000 shall be less than $8 Million, then the number of Balance Shares issued to the Company Shareholders on the Release Date shall be reduced by the same percentage by which the actual gross sales of the Surviving Corporation fell short of $8
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Million; provided, further, that if the Surviving Corporation's gross revenues for calendar year 2000 exceed $10 Million, then in addition to issuing to the Company Shareholders all of the Remaining Shares, Acquiror shall issue to the Company Shareholders, on the Release Date, additional shares of Acquiror's common stock (the "Additional Shares") so that the total number of shares of Acquiror's common stock received by the Company Shareholders as Merger Consideration (i.e. 15.5 million shares) is increased by the same percentage by which actual gross revenues of the Surviving Corporation exceeded $10 Million Dollars. For illustration purposes only, if the Surviving Corporation's gross revenues for calendar year 2000 are (i) $7,000,000, then the shortfall in revenues is 12.5% and the number of Balance Shares released to the Company Shareholders on the Release Date would be reduced by 12.5%; or (ii) $12,000,000, then the increase in revenues would be 20% and the number of Merger Shares would be increased by 20% , so the Additional Shares would equal
3,100,000 shares.   Notwithstanding the foregoing, in the event that, prior to the Release Date, substantially all of the business of the Company is sold in a transaction or series of related transaction to a party unaffiliated with Acquiror, whether pursuant to an asset sale, stock sale, merger or otherwise (a "Company Sale"), then immediately upon effectiveness of the Company Sale, Acquiror shall issue all of the Balance Shares to the Company Shareholders. Additionally, if as of the effectiveness of the Company Sale, the annualized gross revenues for the Company exceed $10 million, then Acquiror shall also issue Additional Shares to the Company Shareholders, calculated as set forth above.

3. The Agreement is further amended by changing "Escrow Shares" to "Balance Shares" everywhere "Escrow Shares" appears in the Agreement and deleting all references to Escrow and Escrow Agent .

4. The Agreement is deemed further amended in any manner necessary to comport with, and effectuate the intent of, this Second Amendment.

5. Except as specifically amended above, all the terms and provisions of the Agreement shall remain in full force and effect.


IN WITNESS WHEREOF, this Second Amendment is entered into and effective as of the date first written above.

Kaire Holdings, Incorporated          Classic Care, Inc

By:  _____________________________    By: ________________________________
     Steven Westlund, Chief Executive     Sarit Rubenstein, President
     Officer

                                          ________________________________
Kaire Holdings Acquisition Corp.          Steven Oscherowitz

By:  _____________________________        ________________________________
     Mark L. Baum, President              Sarit Rubenstein